UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

May 5, 2017

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England, WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew 2017 First Quarter Trading Report”, dated May 5, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: May 5, 2017	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Item 1

Smith & Nephew 2017 First Quarter Trading Report

3% underlying revenue growth delivered; in-line with full year guidance

5 May 2017

Smith & Nephew plc (LSE:SN, NYSE:SNN) Trading Report for the first quarter ended 1 April 2017.

Highlights

•	Revenue $1,142 million, flat on a reported basis after -2% impact from Gynaecology disposal and -1% currency headwind. Revenue up 3% on an underlying basis

•	Emerging markets returned to double digit growth with revenue up 13% on a reported and 12% on an underlying basis

•	Strong revenue growth continues in Knee Implants, up 4% reported and 5% underlying

•	Advanced Wound Management reported revenue down -1% reported and up 1% underlying, with expected weakness in Advanced Wound Bioactives offset by a strong quarter from Advanced Wound Devices

•	Smith & Nephew is on-track to deliver 3-4% underlying revenue growth for full year

Commenting on Q1, Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

“I am pleased with the start of 2017, which was in-line with our expectations. In particular, performance in the Emerging Markets was good, returning to double-digit growth, with China up 14% underlying. Our innovative new products, such as the LENSà camera and WEREWOLFà COBLATIONà systems, have been well received, and we look forward to the imminent full market release of the Total Knee Application on our NAVIOà robotics-assisted surgery system.”

“Over the last few years we have successfully put in place the right structures and capabilities to make the Group stronger, simpler, more agile and efficient. We continue to focus on execution and expect to see progress through the year.”

Enquiries

Investors
Ingeborg Øie	+44 (0) 20 7960 2285
Smith & Nephew

Media
Charles Reynolds	+44 (0) 20 7401 7646
Smith & Nephew

Ben Atwell / Matthew Cole	+44 (0) 20 3727 1000
FTI Consulting

Analyst conference call

A conference call to discuss Smith & Nephew’s first quarter results will be held at 8:30am BST / 3:30am EDT on Friday 5 May. This can be heard live via an audio webcast on the Smith & Nephew website at http://www.smith-nephew.com/results and will be available on the site archive shortly afterward. For those who wish to dial in to the call, dial in details can be accessed on our website using the aforementioned link.

Notes

1.	All numbers given are for the quarter ended 1 April 2017 unless stated otherwise.

2.	Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2016 period.

Underlying revenue growth is used to compare the revenue in a given period to the comparative period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making adjustments for the effect of acquisitions and disposals and the impact of movements in exchange rates (currency impact), as described below.

The effect of acquisitions and disposals measures the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which include acquisitions and exclude disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year.

Currency impact measures the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in current year revenue translated into US Dollars at the current year average rate and the prior year revenue translated at the prior year average rate; and 2) the increase/decrease being measured by translating current and prior year revenue into US Dollars using a constant fixed rate.

Forward calendar

Smith & Nephew’s H1 results will be released on 27 July 2017.

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to supporting healthcare professionals in their daily efforts to improve the lives of their patients. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has more than 15,000 employees and a presence in more than 100 countries. Annual sales in 2016 were almost $4.7 billion. Smith & Nephew is a member of the FTSE100 (LSE:SN, NYSE:SNN).

For more information about Smith & Nephew, please visit our corporate website www.smith-nephew.com, follow @SmithNephewplc on Twitter or visit SmithNephewplc on Facebook.com.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew’s expectations.

à Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

2

First quarter trading update

First quarter revenue was $1,142 million (2016: $1,137 million), flat on a reported basis with foreign exchange a -1% headwind and the disposal of the Gynaecology business last year a -2% headwind. Underlying revenue growth was therefore 3%, in-line with our full year guidance.

Q1 2017 comprised 64 trading days, the same number as Q1 2016.

Unless otherwise specified as ‘reported’ all revenue growth rates throughout this document are underlying increases/decreases after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2016 period.

Consolidated revenue analysis

Consolidated revenue by franchise	1 April 2017 $m	2 April 2016 $m	Reported growth %	Underlying growth(i) %	Acquisitions /disposals %	Currency impact %
Sports Medicine, Trauma & Other	466	468	0%	4%	-4%	0%

Sports Medicine Joint Repair	150	141	6%	7%	0%	-1%
Arthroscopic Enabling Technologies	153	156	-2%	-1%	0%	-1%
Trauma & Extremities	120	114	5%	5%	0%	0%
Other Surgical Businesses	43	57	-23%	7%	-30%	0%

Reconstruction	396	387	2%	3%	0%	-1%

Knee Implants	244	234	4%	5%	0%	-1%
Hip Implants	152	153	-1%	0%	0%	-1%

Advanced Wound Management	280	282	-1%	1%	0%	-2%

Advanced Wound Care	170	171	-1%	1%	0%	-2%
Advanced Wound Bioactives	66	72	-9%	-8%	0%	-1%
Advanced Wound Devices	44	39	14%	16%	0%	-2%

Total	1,142	1,137	0%	3%	-2%	-1%

Consolidated revenue by geography
US	555	563	-1%	1%	-2%	0%
Other Established Markets(ii)	414	421	-2%	1%	0%	-3%
Emerging Markets	173	153	13%	12%	0%	1%
Total	1,142	1,137	0%	3%	-2%	-1%

(i)	Underlying growth is defined in Note 2 on page 2
(ii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

3

Regional performance

Revenue grew 1% in the Established Markets in the quarter, with the US and Other Established Markets both up 1%. In Europe we are making progress improving our execution, although the slight headwinds seen last year in some European countries continued.

Performance in the Emerging Markets was good, returning to double-digit growth, with China growing 14% in the quarter.

Franchise highlights

Sports Medicine Joint Repair had a good quarter, growing revenue 7% over the same period in 2016, driven by demand for our shoulder repair portfolio. In Arthroscopic Enabling Technologies revenue fell -1% with continued softness in mechanical resection. The roll-out of our LENSà visualisation and WEREWOLFà COBLATIONà systems are underway and we expect an increasing contribution from these exciting new products across the year.

Trauma & Extremities revenue was up 5%, the best quarter of growth for two years. This reflects both the annualisation of the reduced tender activity in the oil-dependent Gulf States and a good quarter of growth from our TRIGENà INTERTANà hip fracture system where new clinical evidence continues to support increased uptake.

Other Surgical Businesses grew revenue by 7%. This is slightly slower than recent quarters following a softer performance in Ear, Nose & Throat (‘ENT’), the larger business within this franchise. Capital sales of the NAVIOà robotics-assisted surgery system are included in this franchise. Our Total Knee Application for NAVIO was well received when we previewed it at the Annual American Academy of Orthopaedic Surgeons meeting in March. This is expected to enter full market release for our JOURNEY II, LEGIONà and GENESISà II Total Knee Systems in Q2 2017.

In Reconstruction, our Knee Implants franchise grew strongly, with revenue up 5%. This was underpinned by continued high demand for our JOURNEY II Total Knee System. In Hip Implants revenue was flat. We expect the benefits of the investments in the REDAPTà Revision System and POLARSTEMà Cementless Stem System to increasingly contribute to growth through 2017.

In Advanced Wound Care revenue was up 1%. Strong growth in the US, led by demand for the ALLEVYNà range of foam dressings, was offset by the continuing destocking in China and expected weakness in some European markets. After the quarter end we signed a worldwide distribution agreement for MolecuLight i:X™, a handheld point-of-care imaging device that uses fluorescence imaging to display potentially harmful concentrations of bacteria in wounds in real-time.

Advanced Wound Bioactives revenue was down -8%, in-line with our internal forecasts, as SANTYLà continued to see quarterly variation driven by distributor stocking patterns. We expect SANTYL to benefit from new analysis demonstrating its effectiveness in treating pressure ulcers, supporting a better performance in the second half of the year.

Revenue in Advanced Wound Devices was up 16%, with our disposable negative pressure wound therapy (‘NPWT’) device PICOà continuing to perform very well. During the quarter we made a strategic investment and signed a distribution agreement with Leaf Healthcare, a developer of a unique wireless patient monitoring system for pressure ulcer/injury prevention. Leaf is highly complementary to our pressure ulcer treatment portfolio including ALLEVYN Life dressings and SECURAà skin care products, allowing us to offer hospitals a solution for the prevention and treatment of pressure ulcers and injuries.

Outlook

Our full year outlook for underlying revenue growth in the 3%-4% range and a 20-70bps improvement in Trading profit margin remains unchanged.

On a reported basis, we expect 2017 revenue growth to be in the range of 1.6%-2.6% based on prevailing exchange rates at the end of April and reflecting the 80bps headwind from the disposal of the Gynaecology business.

Over the last few years we have successfully put in place the right structures and capabilities to make the Group stronger, simpler, more agile and efficient. We continue to focus on execution and expect to see progress through the year.

4